Filed by Onconetix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Onconetix. Inc.

Commission File No.: 001-41294

Date: March 25, 2026

The following press release was published on March 25, 2026, by Onconetix, Inc. with respect to certain developments of Realbotix LLC.

Onconetix Highlights Realbotix’s Role in Ericsson’s World-First 6G Trial Demonstration

Realbotix Humanoid Robot — Ericsson’s First Enterprise Robotics Client — Featured as Live Connected Endpoint in Pre-Standard 6G Over-the-Air Trial at Ericsson’s U.S. Headquarters; Onconetix Has Entered into a Definitive Agreement to Acquire Realbotix

CINCINNATI, Ohio – March 25, 2026 – Onconetix, Inc. (Nasdaq: ONCO) (“Onconetix” or the “Company”) wishes to draw its shareholders’ attention to a development reported by Realbotix Corp. (TSX-V: XBOT; Frankfurt: 76M0.F; OTC: XBOTF) (“Realbotix Corp.”), the parent company of Realbotix LLC, the target of Onconetix’s previously announced pending acquisition.

Realbotix Corp. announced that one of its humanoid robots, which had been purchased by Ericsson — Realbotix’s first enterprise client — was featured in Ericsson’s recently completed live pre-standard 6G over-the-air (OTA) trial conducted at Ericsson’s U.S. headquarters in Plano, Texas. Onconetix is sharing this development with its shareholders as it relates to the capabilities of Realbotix, the target of the pending acquisition.

During the demonstration, the Realbotix humanoid robot served as a live robotics endpoint, transmitting video and interacting in real time over Ericsson’s test network. Ericsson’s demonstration showcased how next-generation wireless networks can power AI robotics and real-time video streaming, highlighting the type of high-speed, low-latency connectivity expected to support future AI-driven technologies.

The demonstration also highlighted Realbotix’s AI-agnostic architecture, which enables its humanoid robots to integrate with a variety of AI systems, cloud platforms, and network environments. This flexible approach is designed to allow Realbotix robots to operate across diverse ecosystems without dependence on any single AI provider or software stack.

As previously announced on February 12, 2026, Onconetix entered into a definitive share exchange agreement to acquire 100% of the issued and outstanding equity interests of Realbotix LLC, a wholly-owned subsidiary of Realbotix Corp., in an all-stock transaction. The combined company is expected to trade on Nasdaq following closing, which is anticipated to occur in the second half of 2026, subject to Onconetix shareholder approval, required regulatory approvals, and other closing conditions.

The full text of Realbotix Corp.’s press release regarding the Ericsson trial, including the complete forward-looking statement disclaimer applicable to Realbotix Corp., is available at www.realbotix.ai and on Realbotix Corp.’s SEDAR+ filing profile at www.sedarplus.ca.

About Onconetix, Inc.

Onconetix, Inc. (Nasdaq: ONCO) is a commercial-stage biotechnology company focused on the research, development, and commercialization of innovative oncology solutions. Onconetix owns Proclarix®, an in vitro diagnostic test for prostate cancer originally developed by Proteomedix and approved for sale in the European Union under the IVDR, which it anticipates will be marketed in the U.S. as a lab developed test through its license agreement with Labcorp. For more information, visit www.onconetix.com.

About Realbotix LLC

Realbotix LLC is a wholly-owned subsidiary of Realbotix Corp. (TSX-V: XBOT; Frankfurt: 76M0.F; OTC: XBOTF) and the target of Onconetix’s pending acquisition. Realbotix LLC develops AI-powered humanoid robots designed for human interaction across enterprise and consumer environments. Manufactured in the United States, Realbotix’s patented AI and robotics technologies enable lifelike expressions, motion, vision, and social engagement. For more information, visit www.realbotix.ai.

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Cautionary Note Regarding Forward–Looking Information

Certain statements in this communication are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others. These forward-looking statements (including, without limitation, the anticipated benefits and opportunities that may be generated by the proposed transaction described herein) are based on Onconetix’s current expectations and actual results could differ materially. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the right of one or both of the parties to terminate the share exchange agreement; the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not satisfied on a timely basis or at all, including the failure to timely obtain stockholder approval for the proposed transaction from Onconetix’s stockholders, if at all; risks related to Onconetix’s continued listing on Nasdaq until closing of the proposed transaction; the outcome of any legal proceedings that may be instituted against Realbotix, Onconetix, or the combined company; the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all; the possibility that the vision, goals, and trajectory of the combined company are not timely achieved or realized or achieved or realized at all; the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events; the diversion of management’s attention from ongoing business operations and opportunities; changes in Onconetix’s stock price before closing; and other factors that may affect future results of Realbotix, Onconetix, or the combined company. Onconetix does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Onconetix’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2025 (the “10-K”) and periodic reports filed with the SEC on or after the date hereof. All of Onconetix’s forward-looking statements are expressly qualified by all such risk factors and other cautionary statements. The information set forth herein speaks only as of the date hereof.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Realbotix and Onconetix, Onconetix intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by Onconetix in connection with the proposed transaction. The Registration Statement will include a proxy statement of Onconetix and a prospectus of Onconetix (the “Proxy Statement/Prospectus”), and each of Realbotix and Onconetix may file with the SEC other relevant documents concerning the proposed transaction. After the Registration Statement is declared effective, the definitive Proxy Statement/Prospectus will be sent to the stockholders of Onconetix to seek their approval of the proposed transaction. This is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other relevant documents that Realbotix or Onconetix has filed or will file with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ONCONETIX ARE URGED TO CAREFULLY AND ENTIRELY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALBOTIX, ONCONETIX, THE PROPOSED TRANSACTION, AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other relevant documents filed by Realbotix and Onconetix with the SEC, may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov. The information on Realbotix or Onconetix’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Realbotix, Onconetix and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Onconetix, their ownership of Onconetix common stock, and Onconetix’s transactions with related persons is set forth in the 10-K and definitive proxy statement for Onconetix’s 2025 special meeting of stockholders, as filed with the SEC on November 10, 2025, and other documents that may be filed from time to time with the SEC. Additional information about the directors and executive officers of Realbotix and Onconetix and other persons who may be deemed to be participants in the solicitation of stockholders of Onconetix in connection with the proposed transaction and a description of their direct and indirect interests will be included in the Proxy Statement/Prospectus related to the proposed transaction or other relevant materials, which will be filed with the SEC. These documents may be obtained free of charge, when they become available, at the SEC’s website at www.sec.gov and from Onconetix using the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or the solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, or in a transaction exempt from the registration requirements of the Securities Act of 1933.

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